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                              July 29, 2020

       James Nathanielsz
       Chief Executive Officer
       Propanc Biopharma, Inc.
       302, 6 Butler Street
       Camberwell, VIC, 3124 Australia

                                                        Re: Propanc Biopharma,
Inc.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-1
                                                            Filed July 17, 2020
                                                            File No. 333-238240

       Dear Mr. Nathanielsz:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and any information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2020 letter.

       Amendment 2 to Form S-1 filed July 17, 2020

       General

   1. We note your response to prior comment 1 and reissue it in part. Please revise the third and fourth paragraphs
of the coverpage to reflect that the warrants are outstanding. In this regard, we note that
you continue to disclose that "we" are offering warrants. Similarly, revise the first
sentence of your Use of Proceeds section on page 39 to indicate that the selling stockholder is
offering common stock rather than units.
 James Nathanielsz
Propanc Biopharma, Inc.
July 29, 2020
Page 2

       Please contact Courtney Lindsay at (202) 551-7237 or Joe McCann at (202) 551-6262
with any questions.



FirstName LastNameJames Nathanielsz                     Sincerely,
Comapany NamePropanc Biopharma, Inc.
                                                        Division of Corporation
Finance
July 29, 2020 Page 2                                    Office of Life Sciences
FirstName LastName